May 18, 2017

Via EDGAR

Laura Nicholson, Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Duke Robotics, Inc..

Amendment No. 1 to Draft Offering Statement on Form 1-A

Submitted September 28, 2016

CIK No. 0001682110

Dear Ms. Nicholson:

The purpose of this letter is to respond on behalf of the issuer to your letter of October 17, 2016 regarding the above offering statement. For your convenience, your original comments appear in bold text, followed by our response.

Part I

Item 2. Issuer Eligibility

1.       We note your response to our prior comment 1. However, we do not agree with your conclusion that your principal place of business is in the United States. For example, it does not appear that your officers primarily direct, control and coordinate your activities from the United States. In that regard, your response suggests that none of your offices are located in the United States. We also note your disclosure regarding your operations and operating subsidiary in Israel and your intended use of what appears to be a significant portion of your proceeds to make payments to parties in Israel. Please advise.

As noted in our response to the previous comment letter dated September 28, 2016, the Company has established its headquarters and executive offices in Gulf Breeze, Florida. Raziel Atuar, the Company’s Chief Executive Officer, has received a work visa and as of May 8, 2017 resides in Florida. The CEO leads, directs, controls and coordinates the Company’s activities from the Company’s Florida office. One of Mr. Atuar’s principal activities at this stage of the Company’s development is to co-ordinate and conduct the Company’s marketing discussions with the U.S. Military regarding the Company’s new defense technology. He also continues to be engaged in strategic relationship and business development activities with potential customers in the United States. As mentioned previously, the Company’s strategy is to focus on developing a customer relationship with the U.S. Military since that is critical to its future worldwide marketing efforts. The units of the United States military, including the Special Forces, with which the Company has already established a relationship are located in Florida. The Company has a suitable training and demonstration (shooting range) site in Florida for its products. In addition, the Company anticipates its largest future sales target will be the United States military.

During February 2017 the Company took further steps to expand the management team and recruited a local executive, Mr. Raanan (Ron) Bregman, as Chief Customer Officer responsible for customer strategy, customer acquisition, retention and profitability. The Company also set up an Advisory Board and have recruited a well experienced U.S. based person, Leslie Jay Cohen, Ph.D., to lead it.

Part II

Offering Circular

Use of Proceeds, page 10

2.       We note your response to our prior comment 5 and reissue in part. Since you will use offering proceeds to discharge the debt from your Lenders Loan, which you incurred within the past year, please describe the use of the proceeds arising from such indebtedness. Refer to Instruction 6 to Item 6 of Part II of Form 1-A.

We have revised the applicable language in the Offering Circular in order to address the preceding comment.

Plan of Distribution, page 27

3.       We note your response to our prior comment 9. Please tell us the terms of the escrow agreement referenced in your Plan of Distribution section.

The Company has revised the Offering Circular to provide the general terms of the escrow agreement. The Company will file a copy of the escrow agreement as an exhibit to the Offering Circular once it has been fully negotiated.

Exhibits

4.       We reissue our prior comment 10 in part, as you have not filed as exhibits the loan agreements executed in January 2015. Please file such agreements or tell us why you do not believe that such agreements are required to be filed..

The loan agreements executed in January 2015 have been filed as exhibits as requested.

* * *

Please direct further comments and questions to me (tel: 617.398.0408/email: emiller@sandw.com) or to Ron Ben-Bassat (tel. 212.660.5003/email: rbenbassat@sandw.com).

Sincerely,

/s/ Edwin L. Miller Jr.
Edwin L. Miller Jr.

cc:	Heather Clark

 Claire Erlanger

 John Stickel